Monday, June 23, 2014

Starting Activism at Sitestar (SYTE)

Historically, I have had a very cheery opinion of Sitestar. The company seemed well run and has historically traded at a significant discount to what I believed its liquidation value to be. As a result, I ended up filing a form 13D and buying over 7% of the company. I even did a couple of write-ups on it and the CEO Frank Erhartic, who agreed to give me a board seat about 9 months ago.


Fast forward to today...
In my last post, I alluded to the fact that if things aren't going as they should at a public company, it is the job of the Board of Directors to change management's course. If the board fails to act, then that responsibility falls to shareholders. With Sitestar, if any of problems or disagreements were minor, I could get past them, however, after many months of my being locked out of the board room, operational results lacking, the company making numerous mistakes with their SEC filings, not to mention not filing them or renewing their business registration in Nevada in a timely manner- I believe it time for the shareholders to change Sitestar- and others agree. As such, Steven Kiel of Arquitos Capital, Jeremy Gold and Chris Olin of Alesia Asset Management, and myself formed a 13D group- the first filing of which can be seen here
(link).


Here (link) is a brief history that led to the start of this activist campaign.


Since becoming part of the company's board of directors, I have been to Virginia several times. During this process there were various items that I believed to be important to discuss at the board level:

*deciding what properties needed to be rentals, whole-saled, or flipped, and then to act accordingly, making plans of how to do so

*investigate the return of capital to shareholders either through share repurchases or dividends

*investigate all options for the company, be it acquiring more ISPs or shopping the internet operations to prospective buyers. There are also domain names that could potentially be shopped for interest

*hold an annual meeting, as is required by law, and have the shareholders vote on a reverse share split

*hold regular board meetings, as are required by the company's articles of incorporation


Frank Erhartic who is the CEO, a board member, and large shareholder of the company, made assurances as to many of these items, which gave me hope to work with the company. Yet, as time progressed, it seemed as though none of this was getting taken care of, despite my requests to aid the company in implementation. As such, the real estate operations have not been progressing at a significant rate and there has certainly not been an annual meeting.


Later, as a board member, I requested cost basis info for the various properties as part of an effort to get the entire board to analyze the real estate operations together and then to decide how to best monetize them- be it keeping them (in part, or all) as rentals, flips, wholesales, and the like. I was given the run around and at one point was even told that the company didn't have the info, despite the company having cost basis accounting for the whole of their real estate portfolio, which is disclosed in their SEC filings. After pointing that out, I was shrugged off.As was noted earlier, a new 13D group has been formed. In this demand letter, we requested the books and records of the company to investigate possible mismanagement, as well as to receive a shareholder list- both of which we are entitled to review, by law.
The company never responded and wouldn't sign for the certified letter that Steven Kiel mailed the request to them in. On June 12th, the day after we hoped our request to be honored, Steve and I drove to Lynchburg, Virginia (cumulatively, around 20 hours) to attempt to meet with Dan Judd, the company's CFO at Sitestar's headquarters. We wanted to have a constructive conversation with management in regard to our request.


Steve and I met at Sitestar's headquarters around 10:30 AM. We made a request to one of the employees to meet with Mr. Judd, who despite our numerous attempts, refused to meet with us. Ultimately, we gave the employee a copy of our demand letter, which she took to him. After an hour or so of us waiting, she came out and told us that she had take a 30 minute lunch and lock up the shop. We continued waiting outside, hoping Dan would come out- he didn't. Steve and I finally walked across the street to grab lunch and when we came back, Dan's car was gone.
We waited awhile longer and no one returned... Interestingly enough, while we were waiting, some Sitestar customers came by the shop to drop off their internet payment, but no one was there to take it, so they left.


These and other items indicate that things are clearly not as they should be at Sitestar. As if the recently reported operating results are not enough, undelivered promises of holding a legally required annual meeting, a rental property portfolio barely progressing, the lackadaisical attitude of management correcting errors in the company'sannual report, and refusal to meet with a group consisting of ~15% of the shareholders (one of which, is a board member), indicate that there needs to be a significant change. We, as a group, are committed to taking whatever action is necessary to preserve and enhance the value of Sitestar.


Certainly, we hope that further friction can be avoided- we would love nothing more than to resolve these problems in an amenable manner to both shareholders and management, and continue to be willing to have a dialogue with Frank and Dan. However, when management's defense has historically been that of an ostrich burying its head in the sand, stronger measures seem needed. If our requests are not honored by the end of this week, we will be moving ahead with our demand for the books, records, and shareholder list by compelling the company to give them to us via court order. Because this lack of production is so egregious, we plan to ask the judge to force the other board members to reimburse us for our expenses related to this demand out of pocket, rather than from the coffers of the company, which belong to all shareholders.


We have a request for the other minority shareholders: PLEASE, contact us. We would love to hear your thoughts. Thus far we have been contacted by a significant portion of the shareholder base and believe that there is a lot more support out there. It doesn't matter how small your position, we need your thoughts and support, and would like to communicate with you.

Jeff Moore

(859) 230-3115

jeff.i.moore(at)icloud.com

Steven Kiel

(571) 766-8089

steven.kiel(at)arquitos.com

Jeremy Gold

(323) 642-8043

jeremy(at)alesiamanagement.com

Christopher Olin

(323) 642-8043

chris(at)alesiamanagement.com

Disclosure/Disclaimer: I am long shares of Sitestar (SYTE) and represent shares of Sitestar in accounts that I manage. The same is true for the other members of the 13D group that has been put together. This post is my opinion. I reserve the right to change my positions at anytime. Always do a ton of your own research before so much as thinking about doing something that I think, talk, write, or so much as even think about.